EXHIBIT 23.1


                  Independent Auditors' Consent


The Board of Directors
United Counties Bancorporation

     We consent to the incorporation by reference in registration statements (No. 33-45562 and No. 33-58690) on Forms S-3 of Meridian Bancorp, Inc. of our report dated January 13, 1995, with respect to the consolidated balance sheets of United Counties Bancorporation as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flow for each of the years in the three-year period ended December 31, 1994, which report appears in the Form 8-K of Meridian Bancorp, Inc. dated June 7, 1995.

     Our report refers to a change in the method of accounting for certain investments in debt and equity securities in 1994, income taxes in 1993, and postretirement benefits other than pensions in 1992.

                              KPMG Peat Marwick LLP

Short Hills, New Jersey
June 5, 1995